Morgan Stanley Dean Witter Spectrum Series
Monthly Report
June 2000

Dear Limited Partner:

The Net Asset Value per Unit for each of the five Morgan Stanley Dean Witter Spectrum Funds as of June 30, 2000 was as follows:

Funds                    N.A.V.                   % change for month
Spectrum Commodity       $  7.67                         -0.86%
Spectrum Global Balanced $15.61                          -0.29%
Spectrum Select          $20.25                          -4.40%
Spectrum Strategic       $11.32                          -7.80%
Spectrum Technical       $13.64                          -2.77%

In general, the performance disparity between the Funds in the Spectrum Series is due to the portfolio structure and trading approaches unique to each Fund. Spectrum Strategic, a fund managed by multiple trading advisors who employ fundamental trading methodologies, experienced difficulty across a broad number of markets, particularly in the soft commodities and energy markets. Spectrum Select, a technically-based multi-manager fund, recorded losses primarily in the currency markets, particularly from short Canadian dollar positions. Spectrum Technical, the other technically-based multi-manager fund, recorded losses primarily in the currency markets, particularly from short positions in the Japanese yen and Australian dollar. Spectrum Commodity, a fund that participates in the tangible commodity markets from the long side, incurred small losses primarily in the agricultural markets. Spectrum Global Balanced, a balanced portfolio of stocks, bonds and managed futures, experienced small losses primarily in the currency markets, particularly from short positions in the New Zealand dollar.

Spectrum Commodity

The Fund decreased in value during June due primarily to losses recorded in the agricultural markets from long corn futures positions as prices fell due to heavy rain and cooler temperatures in the major corn producing regions. Additional losses were recorded from long positions in soybean oil futures as prices declined later in the month on forecasts for rains and moderate temperatures. In soft commodities, losses were experienced from long cotton futures positions as prices moved lower, pressured downward by heavy deliveries in July, benign weather forecasts for the U.S. cotton belt and expectations that crop size is edging higher. A portion of these losses was offset by gains recorded in the energy markets from long futures positions in crude oil and its related products as the previous upward movement in oil prices reemerged amid rising concerns regarding supplies and production levels. In the metals markets, gains were recorded from long aluminum futures positions as prices reversed sharply higher at mid-month on institutional buying and fears that U.S. capacity could be hit further by power shortages. Additional gains were produced from long gold futures positions as gold prices increased in reaction to the U.S. dollar's weakness and the Federal Open Market Committee's decision to leave interest rates unchanged.

Spectrum Global Balanced

The Fund experienced a small decrease in value during June due primarily to losses recorded in the currency markets, specifically from short positions in the New Zealand dollar as the value of the U.S. dollar weakened relative to other currencies due to the perception that U.S. interest rates may have topped in the near-term. In the global interest rate futures markets, losses were experienced from short eurodollar futures positions as prices moved higher amid signs that U.S. economic growth has slowed and the prospects of additional interest rate hikes by the Federal Reserve are fading. In the global stock index futures markets, small losses were recorded from long positions in European stock index futures, particularly in British and German stock indices, as prices decreased after the European Central Bank's aggressive interest rate hike in early June. A majority of these losses was offset by gains recorded in the energy markets from long futures positions in crude oil and its related products as the previous upward movement in oil prices reemerged amid rising concerns regarding supplies and production levels. In the agricultural markets, gains were recorded from short corn futures positions as prices fell due to heavy rain and cooler temperatures in the major corn producing regions.

Spectrum Select

The Fund decreased in value during June due primarily to losses recorded early in the month in the currency markets from short Canadian dollar positions as its value strengthened versus the U.S. dollar on Canada's stronger-than-expected quarterly GDP data and overall weakness in the U.S. currency. In the metals markets, losses were recorded from short gold futures positions as gold prices increased in reaction to the U.S. dollar's weakness and the Federal Open Market Committee's decision to leave interest rates unchanged. Additional losses were experienced from short aluminum futures positions as prices reversed sharply higher at mid-month on institutional buying and fears that U.S. capacity could be hit further by power shortages. In the global interest rate futures markets, losses were incurred from short eurodollar futures positions as prices moved higher amid signs that U.S. economic growth has slowed and the prospects of additional interest rate hikes by the Federal Reserve are fading. Smaller losses were recorded in the global stock index futures markets from short positions in Nikkei 225 Index futures positions as Japanese equity prices moved higher amid strength in technology issues. A portion of these losses was offset by gains recorded in the energy markets from long futures positions in crude oil and its related products as the previous upward movement in oil prices reemerged amid rising concerns regarding supplies and production levels. In the soft commodities markets, gains were recorded from long positions in sugar futures as sugar prices trended to 22-month highs due to strong demand and declining production from Brazil.

Spectrum Strategic

The Fund decreased in value during June due primarily to losses recorded in the soft commodities markets from long cotton futures positions as prices moved lower, pressured downward by heavy deliveries in July, benign weather forecasts for the U.S. cotton belt and expectations that crop size is edging higher. In the energy markets, losses were recorded from short futures positions in crude oil as the previous upward movement in oil prices reemerged amid rising concerns regarding supplies and production levels. In the metals markets, losses were recorded during the first week of June from long positions in aluminum, copper and zinc futures as most base metals prices declined on technically based factors. In the agricultural markets, losses were experienced from long soybean futures positions as prices moved lower due to rain in the Midwest. Smaller losses were incurred in the global interest rate and stock index futures markets. In the currency markets, losses incurred from short positions in the Japanese yen, as the value of the U.S. dollar weakened due to the perception that U.S. interest rates may have topped in the near-term, were offset by gains recorded from long positions in the euro and Swiss franc as their values strengthened versus the U.S. dollar.

Spectrum Technical

The Fund decreased in value during June due primarily to losses recorded in the currency markets from short positions in the Japanese yen and Australian dollar as the value of the U.S. dollar weakened relative to these currencies due to the perception that U.S. interest rates may have topped in the near-term. Data suggesting that economic growth in the U.S. may finally be slowing also pressured the U.S. dollar lower. In the global interest rate futures markets, losses were incurred from short eurodollar and German bund futures positions as prices moved higher amid signs that U.S. economic growth has slowed and the prospects of additional interest rate hikes by the Federal Reserve are fading. In the metals markets, losses were recorded from short gold futures positions as gold prices increased in reaction to the U.S. dollar's weakness and the Federal Open Market Committee's decision to leave interest rates unchanged. In the global stock index futures markets, small losses were recorded from short positions in Nikkei 225 Index futures positions as Japanese equity prices moved higher amid strength in technology issues. A portion of these losses was offset by gains recorded in the energy markets from long futures positions in crude oil and its related products as the previous upward movement in oil prices reemerged amid rising concerns regarding supplies and production levels. In the soft commodities markets, gains were recorded from long positions in sugar futures as sugar prices trended to 22-month highs due to strong demand and declining production from Brazil.

Should you have any questions concerning this report, please feel free to contact Demeter Management Corporation at Two World Trade Center, 62nd Floor New York , NY 10048, or your Morgan Stanley Dean Witter Financial Advisor.

I hereby affirm, that to the best of my knowledge and belief, the information contained in this report is accurate and complete. Past performance is not a guarantee of future results.

Sincerely,


Robert E. Murray
Chairman
Demeter Management Corporation
General Partner

Historical Fund Performance

Presented below is the percentage change in Net Asset Value per Unit from the start of each calendar each the Fund has traded.  Also provided is the inception-to-date return and the annualized return since inception for each
Fund.  PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.
Funds                         Year                Return
Spectrum Commodity

                         1998                -34.3%
                         1998 15.8%
                         2000 (6 months)                 0.8%

                    Inception-to-Date Return:                  -22.6%
                    Annualized Return:                         -10.1%

___________________________________________________________________________
__________
Spectrum Global Balanced
                         1994 (2 months)                -1.7%
                         1995                22.8%
                         1996                 -3.6%
                         1997                18.2%
                         1999 16.4%
                         1999                       0.8%
                         2000 (6 months)                -3.2%

                    Inception-to-Date Return:          56.1%
                    Annualized Return:                            8.2%

___________________________________________________________________________
__________
Spectrum Select

                         1991 (5 months)                31.2%
                         1992 -14.4%
                         1993  41.6%
                         1994   -5.1%
                         1995  23.6%
                         1996    5.3%
                         1997    6.2%
                         1998                       14.2%
                         1999
-7.6%
                                   2000 (6 months)                 -8.0%

                    Inception-to-Date Return:               102.5%
                    Annualized Return                 8.2%
___________________________________________________________________________
__________
Spectrum Strategic

                         1994 (2 months)                 0.1%
                         1995                10.5%
                         1996                 -3.5%
                         1997                  0.4%
                         1998                       7.8%
                         1999
37.2%
                         2000 (6 months)               -28.6%

                    Inception-to-Date Return:                 13.2%
                    Annualized Return:               2.2%
___________________________________________________________________________
__________


Spectrum Technical
                         1994 (2 months)                -2.2%
                         1995                17.6%
                         1996                18.3%
                         1997                  7.5%
                         1998                      10.2%
                         1999
-7.5%
                         2000 (6 months)                 -8.5%

                    Inception-to-Date Return:                36.4%
                    Annualized Return:               5.6%

Morgan Stanley Dean Witter Spectrum Series
Statements of Operations
For the Month Ended June 30, 2000
(Unaudited)
                              Morgan Stanley Dean Witter   Morgan Stanley Dean
Witter     Morgan Stanley Dean Witter
                              Spectrum Commodity           Spectrum Global
Balanced  _    Spectrum Select
                                Percent of                  Percent of
Percent of
                                June 1, 2000           June 1, 2000
June 1, 2000
                                Beginning                   Beginning
Beginning
                              Amount      Net Asset Value    Amount   Net Asset
Value     Amount   Net Asset Value
                               $              %              $              %
$             %
REVENUES
Trading profit (loss):
  Realized                    199,934       0.91         (483,343)       (0.87)
585,295                           0.29
  Net change in unrealized   (344,980)     (1.57)         323,881         0.58
(8,574,001)                      (4.21)

  Total Trading Results      (145,046)     (0.66)        (159,462)       (0.29)
(7,988,706)                      (3.92)
Interest Income (DWR)          85,599       0.39          269,869         0.49
775,245        0.38

  Total Revenues              (59,447)     (0.27)         110,407         0.20
(7,213,461)      (3.54)

EXPENSES
Brokerage fees (DWR)           83,982       0.38          212,615         0.38
1,230,552        0.61
Management fees                45,642       0.21                57,776
0.11                                  509,194        0.25

  Total Expenses              129,624       0.59          270,391         0.49
1,739,746        0.86

NET LOSS                     (189,071)     (0.86)        (159,984)       (0.29)
(8,953,207)      (4.40)

Morgan Stanley Dean Witter Spectrum Series
Statements of Changes in Net Asset Value
For the Month Ended June 30, 2000
(Unaudited)
                       Morgan Stanley Dean Witter          Morgan Stanley Dean
Witter                                Morgan Stanley Dean Witter
                       Spectrum Commodity                  Spectrum Global
Balanced               Spectrum Select          .
                      Units        Amount    Per Unit     Units        Amount
Per Unit     Units        Amount   Per Unit
                                      $          $                 $          $
Net Asset Value,
 May 1, 2000         2,833,239.669  21,931,472    7.74   3,543,332.557
55,465,384   15.65   9,614,936.049  203,700,401  21.19
Net Loss                    -         (189,071)  (0.07)         -
(159,984)  (0.04)          -       (8,953,207)   (0.94)
Redemptions            (30,105.168)   (230,907)   7.67     (42,659.866)
(665,921)  15.61    (154,985.629)  (3,138,459) 20.25
Subscriptions           33,581.769     257,364    7.67      35,996.540
561,906   15.61     106,221.846    2,149,972  20.25

Net Asset Value,
  June 30, 2000      2,836,716.270  21,768,858    7.67   3,536,469.231
55,201,385   15.61   9,566,172.266   193,758,707  20.25
The accompanying notes are an integral part of these financial statements.

Morgan Stanley Dean Witter Spectrum Series
Statements of Operations
For the Month Ended June 30, 2000
(Unaudited)
                              Morgan Stanley Dean Witter      Morgan Stanley
Dean Witter
                                                       Spectrum Strategic
Spectrum Technical                  .
                                 Percent of                      Percent of
                                 June 1, 2000                    June 1, 2000
                            Amount         Net Asset Value       Amount
Net Asset Value
                               $                 %                  $
%
REVENUES
Trading profit (loss):
  Realized                   (4,691,187)    (5.33)             13,132,497
5.28
  Net change in unrealized   (1,844,251)    (2.10)            (18,629,985)
(7.49)

  Total Trading Results      (6,535,438)    (7.43)             (3,497,488)
(2.21)
Interest Income (DWR)           338,224      0.38                 941,517
0.38

  Total Revenues             (6,197,214)    (7.05)             (5,555,971)
(1.83)

EXPENSES
Brokerage fees (DWR)            440,215       0.50              1,502,336
0.61
Management fees                 219,734       0.25                828,875
0.33

  Total Expenses                659,949       0.75              2,331,211
0.94

NET LOSS                     (6,857,163)     (7.80)       (6,887,182)    (2.77)

Morgan Stanley Dean Witter Spectrum Series
Statements of Changes in Net Asset Value
For the Month Ended June 30, 2000
(Unaudited)
                           Morgan Stanley Dean Witter               Morgan
Stanley Dean Witter
                           Spectrum Strategic                     Spectrum
Technical              .
                          Units        Amount    Per Unit        Units
Amount   Per Unit
                                         $          $                       $
$
Net Asset Value,
 June 1, 2000          7,154,339.389  87,857,618    12.28      17,724397.202
248,662,524                    14.03
Net Loss                      -       (6,857,163)   (0.96)                -
(6,887,182)                    (0.39)
Redemptions              (98,600.744) (1,116.160)   11.32        (293,977.094)
(4,009,848)                    13.64
Subscriptions            133,316.275   1,509,140    11.32         192,652.412
2,627,779                      13.64
Net Asset Value,
  June 30, 2000        7,189,074,920  81,393,435    11.32      17,623,072.520
240,393,273                    13.64

The accompanying notes are an integral part of these financial statements.


Morgan Stanley Dean Witter Spectrum Series
Notes to Financial Statements
(Unaudited)

1.  Summary of Significant Accounting Policies

Organization - Morgan Stanley Dean Witter Spectrum Commodity L.P. ("Spectrum Commodity," formerly Morgan Stanley Tangible Asset Fund L.P.), Morgan Stanley Dean Witter Spectrum Global Balanced L.P. ("Spectrum Global Balanced"), Morgan Stanley Dean Witter Spectrum Select L.P. ("Spectrum Select"), Morgan Stanley Dean Witter Spectrum Strategic L.P. ("Spectrum Strategic") and Morgan Stanley Dean Witter Spectrum Technical L.P. ("Spectrum Technical"), (individually, a "Partnership", or collectively, the "Partnerships"), are limited partnerships organized to engage primarily in the speculative trading of futures and forward contracts, options on futures contracts, physical commodities and other commodity interests, including, but not limited to foreign currencies, financial instruments, metals, energy and agricultural products (collectively, "futures interests").

The general partner for each Partnership is Demeter Management Corporation ("Demeter"). The non-clearing commodity broker for Spectrum Global Balanced, Spectrum Select, Spectrum Strategic and Spectrum Technical is Dean Witter Reynolds, Inc. ("DWR") and an unaffiliated clearing commodity broker, Carr Futures Inc. ("Carr"), provides clearing and execution services. The commodity brokers for Spectrum Commodity are Morgan Stanley & Co. Incorporated ("MS & Co.") and Morgan Stanley & Co. International Limited ("MSIL"). Morgan Stanley Dean Witter Commodities Management, Inc. ("MSDWC") is the trading advisor to Spectrum Commodity. Demeter, DWR, MS& Co., MSDWC and MSIL are wholly-owned subsidiaries of Morgan Stanley Dean Witter & Co.

Demeter is required to maintain a 1% minimum interest in the equity of each Partnership and income (losses) are shared by Demeter and the Limited Partners based upon their proportional ownership interests.

Use of Estimates - The financial statements are prepared in accordance with generally accepted accounting principles, which require management to make estimates and assumptions that affect the reported amounts in the financial statements and related disclosures. Management believes that the estimates utilized in the preparation of the financial statements are prudent and reasonable. Actual results could differ from those estimates.

Revenue Recognition - Futures interests are open commitments until settlement date. They are valued at market on a daily basis and the resulting net change in unrealized gains and losses is reflected in the changes in unrealized profits (losses) on open contracts from one period to the next in the statements of operations. Monthly, DWR pays interest income on 80% of the month's average daily "Net Assets" (as defined in the limited partnership agreements) of Spectrum Select, Spectrum Strategic and Spectrum Technical, and 100% in the case of Spectrum Global Balanced. MS & Co. credits Spectrum Commodity at each month-end with interest income on 80% of the Partnership's average daily Net Assets for the month. The interest rates used are equal to a prevailing rate on U.S. Treasury bills. For purposes of such interest payments, Net Assets do not include monies due the Partnerships on futures interests, but not actually received.

Net Income (Loss) per Unit - Net income (loss) per unit of limited partnership interest ("Unit(s)") is computed using the weighted average number of Units outstanding during the period.

Morgan Stanley Dean Witter Spectrum Series
Notes to Financial Statements
(Continued)


Brokerage and Related Transaction Fees and Costs - The brokerage fee for Spectrum Commodity is accrued at a flat monthly rate of 1/12 of 3.65% (a 3.65% annual rate) of Net
Assets as of the first day of each month.

The brokerage fee for Spectrum Global Balanced is accrued at a flat monthly rate of 1/12 of 4.60% (a 4.60% annual rate) of Net
Assets as of the first day of each month.

Brokerage fees for Spectrum Select, Spectrum Strategic and
Spectrum Technical are accrued at a flat monthly rate of 1/12 of 7.25% (a 7.25% annual rate) of Net Assets as of the first day of each month.

Such fees currently cover all brokerage fees, transaction fees and costs and ordinary administrative and continuing offering expenses.

Operating Expenses - The Partnerships incur monthly management fees and may incur incentive fees. All common administrative and continuing offering expenses including legal, auditing, accounting, filing fees and other related expenses are borne by DWR through the brokerage fees paid by each Partnership.

Service Fee - Spectrum Commodity pays Demeter a monthly service fee equal to 1/12 of 1% (a 1% annual rate) of Net Assets as of the first day of each month.

Income Taxes - No provision for income taxes has been made in the accompanying financial statements, as partners are individually responsible for reporting income or loss based upon their respective share of each Partnership's revenues and expenses for income tax purposes.

Distributions - Distributions, other than redemptions of Units, are made on a pro-rata basis at the sole discretion of Demeter.
No distributions have been made to date.

Continuing Offering - Units of each Partnership are offered at a price equal to 100% of the Net Asset Value per Unit as of the close of business on the last day of the month. No selling commissions or charges related to the continuing offering of Units are borne by the Limited Partners or the Partnership.
DWR will pays all such costs.

Redemptions - Limited Partners may redeem some or all of their Units at 100% of the Net Asset Value Per Unit as of the end of the last day of any month that is at least six months after the closing at which a person becomes a Limited Partner, upon five business days advance notice by redemption form to Demeter. Thereafter, Units redeemed on or prior to the last day of the twelfth month after such Units were purchased will be subject to a redemption charge equal to 2% of the Net Asset Value of a Unit on the date of such redemption. Units redeemed after the last day of the twelfth month and on or prior to the last day of the twenty-fourth month after which such Units were purchased will be subject to a redemption charge equal to 1% of the Net Asset Value of a Unit on the date of such redemption. Units redeemed after the last day of the twenty-fourth month after which such Units were purchased will not be subject to a redemption charge. The foregoing redemptions charges will be paid to DWR. Redemptions must be made in whole Units, in a minimum amount of 50 Units, unless a Limited Partner is redeeming his entire interest in a Partnership.

Morgan Stanley Dean Witter Spectrum Series
Notes to Financial Statements
(Continued)


Exchanges - On the last day of the first month which occurs more than six months after a person first becomes a Limited Partner in any of the Partnerships, and at the end of each month thereafter, Limited Partners may exchange their investment among the Partnerships (subject to certain restrictions outlined in the Limited Partnership Agreements) without paying additional charges.

Dissolution of the Partnership - Spectrum Commodity will terminate on December 31, 2027, Spectrum Global Balanced, Spectrum Strategic and Spectrum Technical will terminate on December 31, 2035 and Spectrum Select will terminate on December 31, 2025 regardless of financial condition at such time, or at an earlier date under certain conditions as defined in each Partnership's Limited Partnership Agreement.

2.  Related Party Transactions

Spectrum Commodity pays brokerage fees to MS & Co. and MSIL and a service fee to Demeter. Spectrum Global Balanced, Spectrum Select, Spectrum Strategic and Spectrum Technical each pay brokerage fees to DWR as described in Note 1. Spectrum Commodity's cash is on deposit with MS & Co. and MSIL and Spectrum Global Balanced's, Spectrum Select's, Spectrum Strategic's and Spectrum Technical's cash is on deposit with DWR and Carr in futures interests trading accounts to meet margin requirements as needed. DWR and MS & Co. pay interest on these funds as described in Note 1.

3.  Trading Advisors

Demeter, on behalf of each Partnership, retains certain commodity trading advisors to make all trading decisions for the Partnerships. The trading advisors for each Partnership are as follows:

Morgan Stanley Dean Witter Spectrum Commodity L.P.
  Morgan Stanley Dean Witter Commodities Management, Inc.

Morgan Stanley Dean Witter Spectrum Global Balanced L.P.
  RXR, Inc.

Morgan Stanley Dean Witter Spectrum Select L.P.
  EMC Capital Management, Inc.
  Rabar Market Research, Inc.
  Sunrise Capital Management, Inc.

Morgan Stanley Dean Witter Spectrum Strategic L.P.
  Allied Irish Capital Management, Ltd. ("AICM")
  Blenheim Investments, Inc. ("Blenheim")


Morgan Stanley Dean Witter Spectrum Technical L.P.
  Campbell & Company, Inc.) ("Campbell")
  Chesapeake Capital Corporation ("Chesapeake")
  John W. Henry & Company, Inc. ("JWH")

Compensation to the trading advisors by the Partnerships consists of a management fee and an incentive fee as follows:

Morgan Stanley Dean Witter Spectrum Series
Notes to Financial Statements
(Concluded)


Management Fee - The management fee for Spectrum Commodity is accrued at a rate of 5/24 of 1% of Net Assets on the first day of each month (a 2.5% annual rate).


The management fee for Spectrum Global Balanced is accrued at a rate of 5/48 of 1% of Net Assets on the first day of each month
(a 1.25% annual rate).

The management fee for Spectrum Select is accrued at a rate of 1/4 of 1% of Net Assets on the first day of each month (a 3% annual rate).

The management fee for Spectrum Strategic is accrued at a rate of 1/12 of 4% of Net Assets allocated to Blenheim on the first day of each month, and 1/12 of 3% of Net Assets allocated to AICM on the first day of each month (annual rates of 4% and 3%, respectively).

The management fee for Spectrum Technical is accrued at a rate of 1/3 of 1% of Net Assets on the first day of each month (a 4% annual rate).

Incentive Fee - Spectrum Commodity pays an annual incentive fee equal to 20% of the trading profits as of the end of each calendar year.

Spectrum Global Balanced, Spectrum Select and Spectrum
Strategic each pay a monthly incentive fee equal to 15% of the trading profits experienced with respect to each trading advisor's allocated Net Assets as of the end of each calendar month.

Spectrum Technical pays a monthly incentive fee equal to 15% of the trading profits experienced with respect to the Net Assets allocated to Campbell and JWH and 19% of the trading profits experienced with respect to the Net Assets allocated to Chesapeake as of the end of each calendar month.

Trading profits for the Partnership's represent the amount by which profits from futures, forward and options trading exceed losses after brokerage and management fees are deducted.

For all Partnerships, when trading losses are incurred, no incentive fees will be paid in subsequent months until all such losses are received. Cumulative trading losses are adjusted on a pro-rata basis for the net amount of each months subscriptions and redemptions.